Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

CarMax, Inc.:

We consent to the use of our report with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting incorporated by reference herein. Our report on the consolidated financial statements includes an explanatory paragraph that states that the Company has changed its method of accounting for transfers of auto loans receivables, as discussed in note 2 to the consolidated financial statements, due to the adoption of Financial Accounting Standards Board Accounting Standards Codification Topic 860, Transfers and Servicing, and Topic 810, Consolidation, effective March 1, 2010.

/s/ KPMG LLP

Richmond, VA

August 28, 2012